Filed Pursuant to Rule 253(g)(2)

File No. 024-12375

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 5 DATED NOVEMBER 27, 2024

TO THE OFFERING CIRCULAR DATED AUGUST 21, 2024

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated August 21, 2024 (as supplemented, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update the status of our follow-on offering.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of common stock on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”), which terminated on June 20, 2024. On August 21, 2024, we commenced our second follow-on offering (the “Second Follow-on Offering”) (together with the Offering and the Follow-on Offering, the “Offerings”). We are offering in this Second Follow-on Offering up to $71,628,340 in shares of our common stock (comprising $67,217,632 in shares in our primary offering and $4,410,708 in shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A), which represents the value of the shares available to be offered as of July 1, 2024 out of the rolling 12-month maximum offering amount of $75,000,000 in shares of our common stock. As of October 31, 2024, we had raised total aggregate gross offering proceeds of approximately $64,943,000 and had issued approximately 6,241,000 shares of common stock in the Offerings, purchased by approximately 3,600 unique investors.

In addition, as of the date of this supplement, we are receiving requests for the repurchase of our shares in excess of the repurchase limit set forth in our share repurchase program, which limits the amount of shares to be repurchased during any calendar year to 5.0% of the weighted average number of shares of common stock outstanding during the prior calendar year. In accordance with our share repurchase program, such share repurchase requests are honored on a pro rata basis. For more information regarding our share repurchase program, see the section of our Offering Circular captioned “Description of Our Common Stock – Quarterly Share Repurchase Program.”